                                                                    EXHIBIT 99.4

                              MIDDLETOWN POWER LLC

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE(S)
                                                              -------
Report of Independent Accountants...........................     2
Financial Statements:
  Balance Sheet at December 31, 2000 and 1999...............     3
  Statement of Operations for the year ended December 31,
     2000 and the period from December 17, 1999 (inception)
     to December 31, 1999...................................     4
  Statement of Cash Flows for the year ended December 31,
     2000 and the period from December 17, 1999 (inception)
     to December 31, 1999...................................     5
  Statement of Member's Equity for the year ended December
     31, 2000 and the period from December 17, 1999
     (inception) to December 31, 1999.......................     6
Notes to Financial Statements...............................     7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Management Committee of
Middletown Power LLC:

     In our opinion, the accompanying balance sheet and the related statement of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Middletown Power LLC at December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and the period from December 17, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Minneapolis, MN
March 2, 2001

                              MIDDLETOWN POWER LLC

                                 BALANCE SHEET
                         AT DECEMBER 31, 2000 AND 1999

                                                                  2000           1999
                                                                  ----           ----
                                                                (THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $      2       $      2
  Accounts receivable.......................................      16,710          2,520
  Inventory.................................................       8,268         17,024
  Prepaid expenses and other current assets.................         598            379
                                                                --------       --------
       Total current assets.................................      25,578         19,925
Property, plant and equipment, net..........................     195,407        212,553
Debt issuance costs, net of accumulated amortization of $32
  and $0....................................................         889             --
Other assets net of accumulated amortization of $870 and
  $0........................................................      25,130             --
                                                                --------       --------
       Total assets.........................................    $247,004       $232,478
                                                                ========       ========
LIABILITIES AND MEMBER'S EQUITY
Liabilities:
  Current liabilities:
     Current portion of long-term debt (intercompany note
      payable)..............................................    $  8,300       $     --
     Checks in excess of cash...............................         452             --
     Accounts payable-affiliates............................      11,138          5,157
     Accrued interest.......................................         234             --
     Accrued fuel and purchased power.......................       4,675             --
     Other accrued liabilities..............................       4,206            156
                                                                --------       --------
       Total current liabilities............................      29,005          5,313
     Long-term debt (intercompany note payable).............      56,426             --
                                                                --------       --------
       Total liabilities....................................      85,431          5,313
Member's equity.............................................     161,573        227,165
                                                                --------       --------
       Total liabilities and member's equity................    $247,004       $232,478
                                                                ========       ========

    The accompanying notes are an integral part of the financial statements.

                              MIDDLETOWN POWER LLC

                            STATEMENT OF OPERATIONS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD FROM DECEMBER 17, 1999
                        (INCEPTION) TO DECEMBER 31, 1999

                                                                  2000           1999
                                                                  ----           ----
                                                                (THOUSANDS OF DOLLARS)
Revenues....................................................    $115,499        $2,520
Operating costs.............................................     109,503         1,256
                                                                --------        ------
       Operating margin.....................................       5,996         1,264
Depreciation................................................       6,496           309
General and administrative expenses.........................       1,317            11
                                                                --------        ------
Operating income............................................      (1,817)          944
Other income, net...........................................         (33)           --
Interest expense............................................       5,127            --
                                                                --------        ------
Net (loss) income...........................................    $ (6,977)       $  944
                                                                ========        ======

    The accompanying notes are an integral part of the financial statements.

                              MIDDLETOWN POWER LLC

                            STATEMENT OF CASH FLOWS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD FROM DECEMBER 17, 1999
                        (INCEPTION) TO DECEMBER 31, 1999

                                                                 2000           1999
                                                                 ----           ----
                                                                (THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.........................................    $(6,977)      $     944
  Adjustments to reconcile net income to net cash (used in)
     provided by operating activities:
     Depreciation...........................................      6,496             309
     Amortization of deferred financing costs...............         32              --
     Changes in assets and liabilities:
       Accounts receivable, net.............................     (2,794)         (2,520)
       Inventories..........................................      8,756              --
       Prepaid expenses.....................................       (219)            714
       Accounts payable -- affiliates.......................      5,981             677
       Accrued fuel and purchased power expense.............      4,675              --
       Accrued interest.....................................        234              --
       Other current liabilities............................      4,050              91
       Other assets and liabilities.........................    (25,130)             --
                                                                -------       ---------
NET (USED IN) CASH PROVIDED BY OPERATING ACTIVITIES.........     (4,896)            215
                                                                -------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Business acquisition, net of liabilities assumed..........         --        (225,815)
  Capital expenditures......................................       (746)           (619)
                                                                -------       ---------
NET CASH USED IN INVESTING ACTIVITIES.......................       (746)       (226,434)
                                                                -------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt......................     (4,624)             --
  Proceeds from debt issuance...............................     69,350              --
  Deferred finance costs....................................       (921)             --
  Checks in excess of cash..................................        452              --
  (Distributions to) contributions from member, net.........    (58,615)        226,221
                                                                -------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................      5,642         226,221
                                                                -------       ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................         --               2
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............          2              --
                                                                -------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $     2       $       2
                                                                =======       =========
Supplemental disclosures of cash flow information:
  Interest paid (net of amount capitalized).................    $ 4,861       $      --

    The accompanying notes are an integral part of the financial statements.

                              MIDDLETOWN POWER LLC

                          STATEMENT OF MEMBER'S EQUITY
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD FROM DECEMBER 17, 1999
                        (INCEPTION) TO DECEMBER 31, 1999

                                                                (THOUSANDS OF DOLLARS)
                                                                ----------------------
Balance, December 17, 1999..................................           $     --
Contributions from member...................................            226,221
Net income..................................................                944
                                                                       --------
Balance, December 31, 1999..................................            227,165
Contributions from member...................................             13,022
Distributions to member.....................................            (71,637)
Net loss....................................................             (6,977)
                                                                       --------
Balance, December 31, 2000..................................           $161,573
                                                                       ========

    The accompanying notes are an integral part of the financial statements.

                              MIDDLETOWN POWER LLC

                         NOTES TO FINANCIAL STATEMENTS

     Middletown Power LLC ("the Company"), a wholly-owned subsidiary of NRG Northeast Generating LLC ("Northeast Gen"), owns and operates the approximately 856 Megawatt ("MW"), four unit, natural gas/oil fired intermediate/peaking electric generating facility located in Middletown, Connecticut.

     Northeast Gen, a wholly-owned indirect subsidiary of NRG Energy, Inc. ("NRG"), owns electric power generation plants in the northeastern region of the United States. Northeast Gen was formed for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries and affiliates the electric generating facilities owned by Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Harbor Power LLC, Oswego Harbor Power LLC and Somerset Power LLC.

     At December 31, 1999, Northeast Gen held a 99% interest in Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Dunkirk Power LLC, Oswego Harbor Power LLC and Somerset Power LLC. Northeast Generating Holding LLC and NRG Eastern LLC each held a minority interest of 0.5% in Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Dunkirk Power LLC, Huntley Power LLC, Oswego Harbor Power LLC and Somerset Power LLC. Northeast Generating Holding LLC and NRG Eastern LLC are wholly-owned subsidiaries of NRG Energy, Inc.

     NRG Connecticut Generating LLC, a wholly owned subsidiary of NRG, owned 100% of Connecticut Jet Power LLC, Devon Power LLC, Middletown Power LLC, Montville Power LLC and Norwalk Harbor Power LLC.

     Effective January 1, 2000, the minority ownership interests held by Northeast Generating Holding LLC and NRG Eastern LLC as well as the ownership interests held by NRG Connecticut Generating LLC were transferred to Northeast Gen. Since all assets and operations were under common ownership and control since April 27, 1999 (inception of Northeast Gen), the Northeast Gen financial statements have been presented on a combined basis without minority interest.

     Additional information regarding Northeast Gen and the Company can be found in NRG's Form 10-K for the twelve months ended December 31, 2000.

1. BUSINESS DEVELOPMENTS

     In December 1999, the Middletown facilities were acquired from Connecticut Light and Power Company ("CL&P") for approximately $225.8 million. The four natural gas/oil fired facilities are located in Middletown, Connecticut, and have a capacity of 856 MW.

     The acquisition was accounted for as the purchase of assets. The aggregate purchase price was allocated among the assets acquired and liabilities assumed in the following amounts based on a draft appraisal prepared in January 2000:

                                                                (IN THOUSANDS)
                                                                --------------
Assets:
  Inventory.................................................       $ 17,024
  Other current assets......................................          1,093
  Property, plant and equipment.............................        212,243
                                                                   --------
     Total assets...........................................        230,360
Liabilities:
  Accounts payable-affiliates...............................          4,480
  Other current liabilities.................................             65
                                                                   --------
     Total liabilities......................................          4,545
                                                                   --------
Net assets acquired.........................................       $225,815
                                                                   ========

                              MIDDLETOWN POWER LLC

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

     In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, uncollectible accounts and actuarially determined benefit costs, among others. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

CASH AND CASH EQUIVALENTS

     The Company considers cash and cash equivalents to include cash and short-term investments with original maturities of three months or less.

INVENTORY

     Inventory consists of spare parts and fuel oil and is stated at the lower of weighted average cost or market (Note 4).

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Facilities, machinery and equipment.........................    25 to 30 years
Office furnishings and equipment............................     3 to 10 years

     At December 31, 2000 and 1999, property, plant and equipment consisted of the following:

                                                             2000           1999
                                                             ----           ----
                                                               (IN THOUSANDS)
Facilities, machinery and equipment....................    $198,423       $208,881
Land...................................................       1,047          1,119
Construction in progress...............................       2,603          2,825
Office furnishings and equipment.......................         140             37
Accumulated depreciation...............................      (6,806)          (309)
                                                           --------       --------
Property, plant and equipment, net.....................    $195,407       $212,553
                                                           ========       ========

OTHER ASSETS

     Other assets are comprised of prepaid transmission costs pursuant to a long-term contract. These amounts are being amortized over the life of the contract, which is 30 years. At December 31, 2000, accumulated amortization of other assets was $869,756.

                              MIDDLETOWN POWER LLC

REVENUE RECOGNITION

     Revenues from the sale of electricity are recorded based upon the output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Revenues and related costs under cost reimbursable contract provisions are recorded as costs are incurred.

POWER MARKETING ACTIVITIES

     The Company has entered into a contract with a marketing affiliate for the sale of energy, capacity and ancillary services produced, which enables the affiliate to engage in forward sales and hedging transactions to manage the Company's electricity price exposure. Net gains or losses on hedges by the marketing affiliate, which are physically settled, are recognized in the same manner as the hedged item. The Company receives the net transaction price on all contracts that are physically settled by its marketing affiliate.

INCOME TAXES

     The Company has been organized as a Limited Liability Company (LLC). Therefore, federal and state income taxes are assessed at the member level. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

     At December 31, 2000 and 1999, the accompanying financial statements report a balance of $195,407 and $212,553, respectively, for net property, plant and equipment. The tax basis of this property is estimated to be $172,777 and $204,684, respectively. The primary difference is due to accelerated tax depreciation.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"), subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires Northeast Gen to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedging assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other accumulated comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings.

     SFAS No. 133 will apply to Northeast Gen's energy and energy related commodities financial instruments, long-term power sales contracts and long-term gas purchase contracts used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investment in fuel inventories. The Company does not enter into long-term power sales contracts, long-term gas purchase contracts, or other derivative instruments. These activities are conducted by an affiliate of Northeast Gen and are not allocated to the Company.

     Northeast Gen has adopted SFAS No. 133 effective January 1, 2001. The effect of adopting SFAS No. 133 was as follows:

     - A one-time after-tax unrealized gain of $7.7 million recorded to other accumulated comprehensive income related to the initial adoption of SFAS No. 133 during the quarter ended March 31, 2001, and

     - Increased volatility in future earnings is possible due to the impact of market fluctuations on derivative instruments used by Northeast Gen.

                              MIDDLETOWN POWER LLC

3. LONG-TERM DEBT

     On February 22, 2000, Northeast Gen issued $750 million of senior secured bonds to refinance short-term project borrowings and for certain other purposes. The bond offering included three tranches: $320 million with an interest rate of 8.065% due in 2004; $130 million with an interest rate of 8.842% due in 2015; and $300 million with an interest rate of 9.292% due in 2024. Northeast Gen used $646.6 million of the proceeds to repay short-term borrowings outstanding at December 31, 1999; accordingly $646.6 million of short-term debt has been reclassified as long-term debt based on the refinancing. Each of the subsidiaries of Northeast Gen, of which the Company is one, jointly and severally guarantee the bonds. The bonds are secured by a security interest in Northeast Gen's membership or other ownership interest in its subsidiaries that guarantee the bonds; Northeast Gen's rights under all intercompany notes between it and its subsidiaries, the power sales and agency agreements, the operations and maintenance agreements, the corporate services agreements, the transition power sales contracts entered into by Northeast Gen and its subsidiaries and the funds administration agreements; the debt service reserve account; and the revenues from certain power sales contracts entered into by NRG Power Marketing associated with existing or future facilities owned by Northeast Gen or its subsidiaries. At December 31, 2000, the Company's outstanding balance under this debt agreement was $64.7 million. A portion of the interest expense related to these bonds is recognized as part of the Company's results of operations.

4. INVENTORY

     At December 31, 2000 and 1999, inventory, which is stated at the lower of weighted average cost or market, consisted of:

                                                                 2000      1999
                                                                 ----      ----
                                                                 (IN THOUSANDS)
Fuel oil....................................................    $3,435    $12,342
Spare parts.................................................     4,833      4,682
                                                                ------    -------
     Total..................................................    $8,268    $17,024
                                                                ======    =======

5. RELATED PARTY TRANSACTIONS

     On December 15, 1999, the Company entered into a power sales and agency agreement with NRG Power Marketing Inc., a wholly-owned subsidiary of NRG. The agreement is effective until December 31, 2030. Under the agreement, NRG Power Marketing Inc. will (i) have the exclusive right to manage, market and sell all power not otherwise sold or committed to or by the Company, (ii) procure and provide to the Company all fuel required to operate its respective facilities and (iii) market, sell and purchase all emission credits owned, earned or acquired by the Company. In addition, NRG Power Marketing Inc. will have the exclusive right and obligation to effect the direction of the power output from the facilities.

     Under the agreement, NRG Power Marketing Inc. pays to the Company gross receipts generated through sales, less costs incurred by NRG Power Marketing Inc. relative to its providing services (e.g. transmission and delivery costs, fuel cost, taxes, employee labor, contract services, etc.).

     During 2000 and 1999, the Company recorded gross receipts less costs incurred from NRG Power Marketing Inc. totaling $26.9 million and $2.5 million, respectively.

     The Company has no employees and has entered into an operation and maintenance agreement with a subsidiary of NRG Operating Services, Inc., a wholly-owned subsidiary of NRG ("NRG Operating Services"). The agreement is effective for five years, with options to extend beyond five years. Under the agreement, the NRG Operating Services company operator operates and maintains its respective facility, including (i) coordinating fuel delivery, unloading and inventory, (ii) managing facility spare parts,

                              MIDDLETOWN POWER LLC

(iii) meeting external performance standards for transmission of electricity,
(iv) providing operating and maintenance consulting and (v) cooperating with and assisting the Company in performing the Company's obligations under agreements related to its facilities.

     Under the agreement, the operator will be reimbursed for usual and customary costs related to providing the services including plant labor and other operating costs. A demobilization payment will be made if the subsidiary elects not to renew the agreement. There are also incentive fees and penalties based on performance under the approved operating budget, the heat rate and safety.

     During 2000 and 1999, the Company incurred operating and maintenance costs billed from NRG Operating Services Inc. totaling $19.3 million and $1.2 million, respectively.

     On December 15, 1999, the Company entered into an agreement with NRG for corporate support and services. The agreement is perpetual in term, unless terminated in writing. Under the agreement, NRG will provide services, as requested, in areas such as human resources, accounting, finance, treasury, tax, office administration, information technology, engineering, construction management, environmental, legal and safety. Under the agreement, NRG is paid for personnel time as well as out-of-pocket costs.

     During 2000, the Company paid NRG approximately $0.2 million for corporate support and services. During 1999, the Company did not incur any costs for corporate support and services.

6. SALES TO SIGNIFICANT CUSTOMERS

     During 2000, sales to one customer accounted for 79.5% of the Company's revenues. During 1999, sales to one customer accounted for all of the Company's revenues. During 1999, the Company entered into an agreement with the previous owner of the Company's recently acquired electric generating facility for the sale of energy, capacity and other ancillary services. This agreement accounted for all of the Company's revenues during 1999 (Note 7).

7. COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL

     Environmental laws and/or regulations derived there from generally require air emissions and water discharges to meet specified limits. They also impose potential joint and several liability, with regard to fault, on entities responsible for certain releases of hazardous substances to manage such materials properly and to clean up property affected by their production and discharge. Northeast Gen expects to spend approximately $51.2 million for capital expenditures between 2001 and 2005 for environmental compliance, which includes the possible installation of Nitrogen oxides (NOx) control technology at the Somerset facility, resolution of consent orders for remediation at the Arthur Kill and Astoria facilities, the resolution of a consent order for water intake at the Arthur Kill facility, and completing remediation-related requirements under the Connecticut Transfer Act. During the years 2000 and 1999, Northeast Gen recorded approximately $3.0 million, and $0.1 million of expenditures related to environmental matters.

CONTRACTUAL COMMITMENTS

     During 1999, NRG Energy acquired certain generating facilities from Connecticut Light and Power Company ("CL&P"). NRG also entered into a four-year standard offer agreement that requires NRG Energy to provide to CL&P a portion of its load requirements through the year 2003 at a substantially fixed rate.

REGULATORY ISSUE

     On March 30, 2000, Northeast Gen received notification from the New York Independent System Operator (NYISO) of its petition to the Federal Energy Regulatory Commission (FERC) to place a $2.52

                              MIDDLETOWN POWER LLC
per megawatt hour market cap on ancillary service revenues. The NYISO also requested authority to impose this cap on a retroactive basis to March 1, 2000.

     On May 31, 2000, the FERC approved the NYISO's request to impose price limitations on one ancillary service, Ten Minute Non-Synchronized Reserves (TMNSR) on a prospective basis only, effective March 28, 2000. The FERC rejected the NYISO's request for authority to adjust the market-clearing prices for TMNSR on a retroactive basis. As a result of the FERC order, (unless the NYISO or other party successfully appeals the order), Northeast Gen will retain approximately $8.0 million of revenues collected in February 2000. Northeast Gen has included in revenues, but has not yet collected for March 2000, approximately $8.2 million, which has been fully reserved for as of December 31, 2000.

8. CONTINGENT REVENUES

     As of December 31, 2000, Northeast Gen had approximately $13.1 million of disputed revenues. Northeast Gen is actively pursuing resolution and/or collection of these amounts. The contingent revenues relate to interpretation of certain transmission power sales agreements and to sales to the New York Power Pool and New England Power Pool, conflicting meter readings, pricing of firm sales and other power pool reporting issues. These amounts have not been recorded in the financial statements and will not be recognized as income until disputes are resolved and collection is assured.